SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 9, 2021

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Exhibits 4.1, 5.1 and 5.2 to this report on Form 6-K are incorporated by reference in the registration statement on Form F-3 of Alibaba Group Holding Limited (File No. 333-252669), into the preliminary prospectus supplement filed thereunder on February 2, 2021, and into the prospectus supplement filed thereunder on February 5, 2021 and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit 4.1 – Form of Supplemental Indenture

Exhibit 5.1 – Opinion of Maples and Calder (Hong Kong) LLP

Exhibit 5.2 – Opinion of Simpson Thacher & Bartlett LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: February 9, 2021	By:	/s/ Timothy A. Steinert
	Name:	Timothy A. Steinert
	Title:	Company Secretary